Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
March 7, 2011

THE LAW OFFICE OF JILLIAN SIDOTI

Temecula, CA 92589	PO BOX 890334

(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

April 4, 2011

Matthew Crispino
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:	RJD Green, Inc.
Amendment No. 3 to Registration Statement on Form S-1
February 4, 2011
File No. 333-170312

Dear Mr. Crispino,

Please see the answers to your comments below.

Registration Statement Cover Page

1.         With the next amendment, please use the correct amendment number, which will be the fourth amendment.  In this regard, the amendment filed on February 4, 2011 was the third amendment rather than the second amendment.

This has been updated to reflect “Amendment No. 4”

Calculation of Registration Fee

2.         We note your revised disclosure in response to prior comment 3.  Your fee table indicates that the 705,000 shares to be registered have not yet been issued, which is inconsistent with your disclosure elsewhere indicating that such shares are currently held by the selling stockholders named in the prospectus.  Please advise and revise your fee table accordingly.

We have updated the fee table.

Cover Page

Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
March 7, 2011

3.         We note your response to prior comment 4 and the statement on the cover page that the selling stockholders are selling the shares of common stock for their own account.  Please include a statement on the cover page that you will not receive any proceeds from this offering.  Refer to Item 501(b)(3) of Regulation S-K.

We have added a sentence stating:

The Company will not receive any proceeds from the sale of these shares

4.         We note your response to prior comment 6.  It does not appear as though your cover page has been updated in all places to reflect the date of this prospectus.  As previously requested, please update this disclosure as appropriate in future amendments.

We have updated this to April 4, 2011

5.         You indicate that the company intends to use all of its cash resources of $15,000 for certain identified purposes.  However, as of December 31, 2010, the company appears to have only $1,812 in cash on hand.  Please advise.

We have updated this to reflect that we have already spent money to provide for DTC assistance.

Prospectus Summary

General

6.         You do not appear to have made any revisions to the prospectus summary in response to prior comment 8.  Accordingly, we reissue prior comment 8 in its entirety.

Our apologies. It seems we made significant updates to the Business Description, but not to the abovementioned section Therefore, we have made the following revisions:

To date, we have purchased the domain name, researched competition, researched potential advertisers/interested parties, and developed our business plan. We have not engaged a developer, but have independently developed an “out of public view” site to launch as a preliminary step. As we gain more traction, contacts, and become more influentially, we will most likely develop a site that moves away from one type of platform (currently, Wordpress) to a more complex, robust platform that will be able to handle the growth of our operations.

-and-

In the future, the Company hopes to develop our database of contacts and potential advertisers. The Company also hopes to expand its mailing list of potential visitors. The Company will entice visitors to rjdgreen.com by offering free educational information on green building supplies, resources, and trends. They will offer this education through articles, presentations, and videos. The Company has not yet developed any content. Currently, the Company’s plan is to develop the content in house until they need additional sources of content. It may be that the Company will not produce enough content in a timely manner to keep website visitors interested or returning to the site. If Robert Kepe is unable to dedicate time to this effort, then progress may be stagnated. Furthermore, an increase in capital may increase our ability to launch our site and to increase the amount of content on our site, possibly resulting in greater traffic.

Securities Exchange Commission
Re: RJD Green, Inc.
April 4, 2011

The Company’s site is not yet developed and they hope to have it developed in the near future. They currently have a site on the backend, out of public view. The Company hopes to launch a preliminary site sometime this year with some resources and information for the green building consumer/user.

Operating History, page 1

7.         You indicate here and elsewhere in your filing that you will have sufficient cash to operate for the next 12 months.  Please revise these statements to be consistent with disclosures throughout your filing that you will require additional funding to finance operations.  For example, refer to your discussion on page 25 regarding your ability to continue as a going concern.

We removed the reference of having sufficient cash as this may be misleading and our auditors to have a going concern.

Summary Financial Data, page 4

8.         Revise earnings per share and weighted average shares of common stock to agree to your audited financial statements.

We have revised this to read (0.198) and 266,101, respectively.

Risk Factors

General

9.         We note the risk factor added in response to prior comment 13.  This risk factor does not accurately disclose the company’s limited reporting obligations.  Please be advised that, contrary to your disclosure on page 5, the company will only be subject to the reporting requirements imposed by Section 15(d) of the Securities Exchange Act of 1934 once the registration statement is effective. We would expect to see enhanced discussion of the limited reporting obligations of a Section 15(d) reporting company, as compared to a fully reporting company.  In your next amendment, please include a risk factor alerting investors to the limited nature of the company’s required reporting obligations and how those responsibilities vary from other duties imposed on fully reporting entities.

“We will require additional financing…”, page 7

10.       We note your response to prior comment 18.  Your disclosure does not appear to have been revised.  Accordingly, we reissue prior comment 18 in its entirety.  In addition, when describing your ability to implement your business plan, please discuss not only the fact that no proceeds are being generated by this offering, but also the significant offering expenses being incurred by the company in connection with this offering.  Given the foregoing, it is unclear how the company will be able to commence any operations post- offering.  Please advise and revise your disclosure accordingly.

Securities Exchange Commission
Re: RJD Green, Inc.
April 4, 2011

Due to our start-up nature, we will have to incur the costs of advertising which is intended to generate revenue from sales and advertising, in addition to hiring new employees and commencing additional marketing activities. To fully implement our business plan we will require substantial additional funding. This offering will not result in any proceeds to the Company, and thus, additional proceeds will be needed in order to fully implement our business plan. Since our sole officer and director is not taking compensation for his time or talents, we will be able to deploy a modest website with our current resources, but will need to raise additional capital to fully implement our business plan.

Selling Security Holders, page 9

11.       We note your response to prior comment 19. Your selling stockholders table still does not appear to accurately reflect beneficial ownership in accordance with Rule 13d-3 under the Exchange Act and SEC Release No. 33-4819.  Since several of the selling stockholders appear to be related, please revise your disclosure to ensure that the table accurately reflects all of the shares beneficially owned by each of the selling stockholders. In this regard, we note, by way of example only, that it appears as though Mr. Kepe should be reflected as the beneficial owner of 677,000 shares (a portion of which are held by his wife, and a portion of which are held by Alliance Real Estate Development).  This comment also applies to your beneficial ownership disclosure on page 12.

We have updated this table at length, including the abovementioned reference to Mr. Kepe. We also made the updates to the beneficial ownership disclosure.

12.       Footnote 4 to the selling security holders table appears to suggest that eleven different individuals are each “in-laws” of Mr. Kepe.  Please confirm that this disclosure is correct.

Yes, this disclosure is correct.

Director, Executive Officers, Promoters and Control Persons, page 12

13.       Please enhance the biography of Mr. Kepe to briefly describe his business experience during the past five years, including the names of any entities in which such occupations were carried on, as required by Item 401(e) of Regulation S-K.

We have added the following:

From 2002 to 2006, Mr. Kepe independently purchased, rehabbed, and resold homes for profit. From 2006 to 2007, Robert was the vice president of MZK Properties.  The Company concentrated on purchasing single family homes for rehab and resale. From 2007 to 2008, Mr. Kepe was on the board of directors of Gatekeeper Financial, Inc. Since 2009, he has served as the CFO and president of Wealthpoint Equity Ventures Group, Inc.

14.       Please affirmatively identify Mr. Kepe as a promoter of the company.  Refer to Item 401(g) of Regulation S-K.

We have the added the following:

Mr. Kepe is the promoter of the Company.

Securities Exchange Commission
Re: RJD Green, Inc.
April 4, 2011

Security Ownership of Certain Beneficial Owners and Management, page 12

15.       Please revise your disclosure to identify the natural person who has voting and dispositive power over the shares held by Alliance Real Estate Development.  If Mr. Kepe is deemed to be the beneficial owner of such shares, per Rule 13d-3 under the Exchange Act, please consolidate Mr. Kepe’s holdings into a single entry with appropriate footnote disclosure.

We have updated the chart to reflect that Mr. Kepe owns 677,000 shares.

Description of Business, page 14

16.       On page 14, you indicate that you have developed a preliminary website, but as of the date of this letter, the website merely states “coming soon.”  Please advise or revise your disclosure to reflect the current status of your website.

We are currently developing the site out of public view. We have updated this to state this.

17.       You indicate that you “expect to generate some revenues from a directory of providers” during the third quarter of 2011.  Please expand your disclosure to provide a basis for the foregoing, including what steps the company intends to take prior to such time and why such expectation is reasonable in view of the company’s current financial condition and the undeveloped nature of its website.

We have removed this statement and updated our timeline. We will be providing free listings until our website is more visible and ad space more valuable.

18.       We note your enhanced disclosure in response to prior comment 22.  In particular, we note the discussion of milestones beginning on page 20.  Please explain how the company intends to complete the website development targeted for March 2011 and estimated to cost $10,000, given its current cash on hand and the liabilities it anticipates incurring in connection with this offering.  Please further enhance your disclosure to consider all known material expenses expected to be incurred in order to implement each of the described milestones.

We most likely will provide free space to larger retailers for a short period of time to attract interest in the availability of advertising space on our site. We will offer free space and resources until we build up a database of qualified leads and also are better known to our potential customers. After search engine optimization is in place as well as social networking functions, we will begin to offer our advertising opportunities at various levels. We expect this to take place in the first quarter of 2012.

Management’s Discussion and Analysis of Financial Condition

Background Overview, page 24

19.       We note your response to prior comment 26, including the expanded discussion of milestones in your Business section.  However, you do not appear to discuss the anticipated costs of all plans described, nor do you address how your business goals and objectives will change based on your ability or inability to raise additional capital.  Please advise and revise your disclosure accordingly.

Securities Exchange Commission
Re: RJD Green, Inc.
April 4, 2011

We have made significant changes to comply with this comment:

•
Hire web developers to develop our database driven website. We may look to overseas developers to save on costs. We believe this will be the most expensive aspect of our business and will cost us no more than $10,000 to fully develop our website and deploy it. We believe once the site is fully developed we will be able to immediately start generating revenues. In the event we are unable to pay for this, we will deploy our Wordpress based site which will cost us a minimal amount of money and may be deployed with resources the Company already has.

•
Once the database portion of our website is developed and functional, we will invite green building product and services providers to populate the database with their information including location, products, prices, and other general, searchable information. We expect the marketing efforts to find such service providers to cost us approximately $1,500. We will outsource this type of work.

•
In the third quarter of 2011, once our site is fully developed, we expect to start reaching out to vendors of products and services to offer them premium listings and banner advertising opportunities. We will also use freelance, foreign workers for this effort. We expect this to cost us approximately $3,000.

•
While we are attempting to sell ad space on our site, we will use the services of Google Adsense, infinityclick.com, and simply.com for the purposes of generating revenue. (See our “Description of Business” for more information)

•	We expect to start generating minimal revenues by the end of the fourth quarter of 2011.

•	We will most likely look to our sole officer and director for additional capital in the form of a loan.

•
Once our website is fully developed (expected at the beginning to mid 3rd quarter of 2011), we will begin developing content for our website to drive traffic to the website. Such content may include blogs, articles, videos and other sources of information for the green building material and service consumer. We will develop most of this content in house even if we do raise additional funds and all of this content in house if we do not raise additional funds. If we do raise additional funds, we expect to pay approximately $100 per article or video of content with new content every weekday. We will also provide a platform for those who would like to provide content in the way of articles and videos for free to our in exchange for the exposure to their company, product, or service.

•
We will utilize backlinking and SEO (see “Description of Business”) to drive additional traffic to our website. We will most likely utilize the services of overseas service providers via a site such as odesk.com as this is a more affordable solution. Costs of this service can be as little as $2.50 per hour or $100 per week. We would pay for this for approximately 8 weeks or $800.

•
We will look to trade ads with other websites that are complementary to our site in order to market our site and services. We will budget for these costs depending on how much additional capital is raised. If no other capital is raised, we will most likely forgo any such opportunities until we commence generating revenues.

•
By the end of 2011, we will look to developing other sources of revenue other than our website in 2012 such as trade conferences and seminar where providers of such green building products and services will be able to showcase their products and services.

Securities Exchange Commission
Re: RJD Green, Inc.
April 4, 2011

20.       We note your response to prior comment 27. However, since neither revenue, nor shareholder loans, nor private placements are guaranteed, consider expanding your disclosure to note that if sufficient funds cannot be raised, none of the company’s plans may be implemented.

If sufficient funds cannot be raised, none of the Company’s plans may be implemented.

Liquidity and Capital Resources, page 26

21.       We note your response to prior comment 30. Based on your disclosure, it is not clear whether $10,000 will be enough to fund operations for the next twelve months.  As previously requested, revise your disclosure accordingly. Additionally, as previously requested, state the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.

We will require as much as $10,000 in order to develop and deploy our website so that it may start generating revenues. $10,000 will allows us to develop our site enough so that it may be launched for public view, to do implement search engine optimization, and put forth some marketing efforts. $10,000 will be enough to fund our operations for the next 12 months, so long as we keep our operations to a minimum and are able to generate revenues.  We currently only have $1,812. Therefore, the cash currently available to us may not enable us to develop the site to the state in which it will optimally be able to generate revenues. If we are to generate revenues prior to needing any additional funding, we will immediately reinvest such revenues into further development our site and deployment of our business plan. We believe that the cash we have available will sustain us for approximately three (3) more months so long as we continuing operating in the manner that we are currently operating.

Item 26.  Recent Sales of Unregistered Securities

22.       We note your response to prior comment 34, indicating that you filed a Form D.  As of the date of this letter, no such electronic filing appears to have been made.  Please advise. Refer to SEC Release No. 33-8891.

We have made this filing.

23.       We note your revised disclosure in response to prior comment 34.  You still do not appear to have provided a purchase price for the July 2010 issuance to Mr. Kepe of 275,000 shares of common stock or a date for the purchase by Mr. Kepe of 100,000 shares of common stock at $0.01 per share.  Additionally, you do not appear to discuss the September 2010 issuance of 50,000 shares of common stock for $50,000. Lastly, the total of all shares issued in the transactions described on page F-11 appears to add up to greater than 705,000 shares.  Please advise and revise your disclosure accordingly. We would expect to see conforming changes made elsewhere in your filing, including in your beneficial ownership table on page 12.

Mr. Kepe provided services valued at approximately $2,750 and was, in lieu of cash compensation, provided stock at par value of $.01.

Securities Exchange Commission
Re: RJD Green, Inc.
April 4, 2011

The September 2010 issuance of 50,000 was at $.10 per share, not at $1 per share as described above. We have added  these to the disclosure discussing the sale of the shares to Mr. Kepe.

Financial Statements, page F-1

24.       We note from your disclosures on pages 27 and F-11 that you issued 275,000 shares of restricted common stock in exchange for services, the business plan, and your website and domain name to your sole officer and director in July 2010.  Tell us where this transaction is reflected in your financial statements.

The financials have been updated accordingly.

Thank you for taking the time to review our filing. Please let us know if we may file for acceleration.

Sincerely,

Jillian Ivey Sidoti, Esq.

JIS/du